Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended March 31, 2009
(millions, except per share amounts)
Operating Revenue	$16,715

Operating Expenses	13,443

Income from operations	3,272

Other income	(121)

Interest and related charges	858

Income before income tax expense	$2,293

Income tax expense	889

Minority interest	—

Income from continuing operations	1,404

Loss from discontinued operations (net of income tax benefit of $3)	(2)

Net Income	$1,402

Earnings Per Common Share - Basic
Income from continuing operations	$2.42
Loss from discontinued operations	—

Net income	$2.42

Earnings Per Common Share - Diluted
Income from continuing operations	$2.41
Loss from discontinued operations	—

Net income	$2.41